                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13D

                    Under the Securities Exchange Act of 1934


                              QUADRAMED CORPORATION
                                (Name of Issuer)

                     COMMON STOCK, PAR VALUE $.01 PER SHARE
                          (Title & Class of Securities)

                                   74730W 10 1
                                 (CUSIP Number)


                             JOE D. WHISENHUNT, SR.
                              HARMONY MEADOWS RANCH
                                ROUTE 2, BOX 150
                              BEE BRANCH, AR 72013
                                  501-654-2712
                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)

                               SEPTEMBER 30, 1998
             (Date of Event which Requires Filing of this Statement)

         If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b) (3) or (4), check the following box: [ ]

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Sections 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. [ ]

Note: Schedules filed in paper format shall include a signed original and five copies of the statement, including all exhibits. Section 240.13d-7(b) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 (the "Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).



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                                  SCHEDULE 13D
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CUSIP NO.         74730W 10 1                                              PAGE 2 OF 10 PAGES
          --------------------------
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--------------------------------------------------------------------------------------------------------------------
1          NAME OF REPORTING PERSON
           SS OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

           WHISENHUNT INVESTMENTS, INC. EIN: 52-1927786
           EXECUTIVE OFFICERS:
             JOE D. WHISENHUNT, SR., PRESIDENT
             HARMONY MEADOWS RANCH
             ROUTE 2, BOX 150
             BEE BRANCH, AR 72013
--------------------------------------------------------------------------------------------------------------------
2          CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*                                               (a) [ ]
                                                                                                           (b) [X]
--------------------------------------------------------------------------------------------------------------------
3          SEC USE ONLY

--------------------------------------------------------------------------------------------------------------------
4          SOURCE OF FUNDS*

           OO
--------------------------------------------------------------------------------------------------------------------
5          CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(E)             [ ]

--------------------------------------------------------------------------------------------------------------------
6          CITIZENSHIP OR PLACE OF ORGANIZATION

           ARKANSAS
--------------------------------------------------------------------------------------------------------------------
                        7        SOLE VOTING POWER

                                 1,255,190  SHARES OF COMMON STOCK
                        --------------------------------------------------------------------------------------------
                        8        SHARED VOTING POWER
   NUMBER OF SHARES
BENEFICIALLY OWNED BY            1,255,190  SHARES OF COMMON STOCK
EACH REPORTING PERSON   --------------------------------------------------------------------------------------------
         WITH           9        SOLE DISPOSITIVE POWER

                                 1,255,190 SHARES OF COMMON STOCK
                        --------------------------------------------------------------------------------------------
                        10       SHARED DISPOSITIVE POWER

                                 1,255,190  SHARES OF COMMON STOCK
--------------------------------------------------------------------------------------------------------------------
11         AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

           1,255,190
--------------------------------------------------------------------------------------------------------------------
12         CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*                              [ ]

--------------------------------------------------------------------------------------------------------------------
13         PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

           7.33%
--------------------------------------------------------------------------------------------------------------------
14         TYPE OF REPORTING PERSON*

           CO
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                     *SEE INSTRUCTIONS BEFORE FILLING OUT!

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                                  SCHEDULE 13D
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CUSIP NO.         74730W 10 1                                              PAGE 3 OF 10 PAGES
          --------------------------
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--------------------------------------------------------------------------------------------------------------------
1          NAME OF REPORTING PERSON
           SS OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

             JOE D. WHISENHUNT, SR. SSN: ###-##-####
             HARMONY MEADOWS RANCH
             ROUTE 2, BOX 150
             BEE BRANCH, AR 72013
--------------------------------------------------------------------------------------------------------------------
2          CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*                                                (a) [ ]
                                                                                                            (b) [X]
--------------------------------------------------------------------------------------------------------------------
3          SEC USE ONLY

--------------------------------------------------------------------------------------------------------------------
4          SOURCE OF FUNDS*

           OO
--------------------------------------------------------------------------------------------------------------------
5          CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(E)              [ ]

--------------------------------------------------------------------------------------------------------------------
6          CITIZENSHIP OR PLACE OF ORGANIZATION

           ARKANSAS
--------------------------------------------------------------------------------------------------------------------
                        7        SOLE VOTING POWER

                                 155 SHARES OF COMMON STOCK
                        --------------------------------------------------------------------------------------------
                        8        SHARED VOTING POWER
   NUMBER OF SHARES
BENEFICIALLY OWNED BY            1,255,345 SHARES OF COMMON STOCK
EACH REPORTING PERSON   --------------------------------------------------------------------------------------------
         WITH           9        SOLE DISPOSITIVE POWER

                                 155 SHARES OF COMMON STOCK
                        --------------------------------------------------------------------------------------------
                        10       SHARED DISPOSITIVE POWER

                                 1,255,345 SHARES OF COMMON STOCK-
--------------------------------------------------------------------------------------------------------------------
11         AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

           1,255,345
--------------------------------------------------------------------------------------------------------------------
12         CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*                               [ ]

--------------------------------------------------------------------------------------------------------------------
13         PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

           7.33%
--------------------------------------------------------------------------------------------------------------------
14         TYPE OF REPORTING PERSON*

           IN
--------------------------------------------------------------------------------------------------------------------

                     *SEE INSTRUCTIONS BEFORE FILLING OUT!
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                                  SCHEDULE 13D
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CUSIP NO.         74730W 10 1                                                PAGE 4 OF 10 PAGES
          --------------------------
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--------------------------------------------------------------------------------------------------------------------
1          NAME OF REPORTING PERSON
           SS OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

             JOE D. WHISENHUNT, JR. SSN: ###-##-####
             HARMONY MEADOWS RANCH
             ROUTE 2, BOX 150
             BEE BRANCH, AR 72013
--------------------------------------------------------------------------------------------------------------------
2          CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*                                               (a) [ ]
                                                                                                           (b) [X]
--------------------------------------------------------------------------------------------------------------------
3          SEC USE ONLY

--------------------------------------------------------------------------------------------------------------------
4          SOURCE OF FUNDS*

           OO
--------------------------------------------------------------------------------------------------------------------
5          CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(E)             [ ]

--------------------------------------------------------------------------------------------------------------------
6          CITIZENSHIP OR PLACE OF ORGANIZATION

           ARKANSAS
--------------------------------------------------------------------------------------------------------------------
                        7        SOLE VOTING POWER

                                 155 SHARES OF COMMON STOCK
                        --------------------------------------------------------------------------------------------
                        8        SHARED VOTING POWER
   NUMBER OF SHARES
BENEFICIALLY OWNED BY            1,255,345 SHARES OF COMMON STOCK
EACH REPORTING PERSON   --------------------------------------------------------------------------------------------
         WITH           9        SOLE DISPOSITIVE POWER

                                 155 SHARES OF COMMON STOCK
                        --------------------------------------------------------------------------------------------
                        10       SHARED DISPOSITIVE POWER

                                 1,255,345 SHARES OF COMMON STOCK-
--------------------------------------------------------------------------------------------------------------------
11         AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

           1,255,345
--------------------------------------------------------------------------------------------------------------------
12         CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*                              [ ]

--------------------------------------------------------------------------------------------------------------------
13         PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

           7.33%
--------------------------------------------------------------------------------------------------------------------
14         TYPE OF REPORTING PERSON*

           IN
--------------------------------------------------------------------------------------------------------------------

                     *SEE INSTRUCTIONS BEFORE FILLING OUT!

ITEM 1.  SECURITY AND ISSUER

     (a) This statement relates to the Common Stock, par value $.01 per share, of QuadraMed Corporation, a Delaware corporation.

     (b) The name and address of the principal executive offices of the Issuer are:

         QuadraMed Corporation
         1003 West Cutting Boulevard, 2nd Floor
         Richmond, California 94804

ITEM 2.  IDENTITY AND BACKGROUND

    (i)  (a)   Whisenhunt Investments, Inc., an Arkansas corporation

         (b) Whisenhunt Investments, Inc., is engaged primarily in the business of investing in businesses and real estate.

         (c)   Harmony Meadows Ranch
               Route 2, Box 150
               Bee Branch, Arkansas 72013

         (d)   None

         (e)   None

    (ii) (a)   Joe D. Whisenhunt, Sr.

         (b)   Harmony Meadows Ranch
               Route 2, Box 150
               Bee Branch, Arkansas 72013

         (c)   President, Whisenhunt Investments, Inc.
               Harmony Meadows Ranch
               Route 2, Box 150
               Bee Branch, Arkansas 72013

         (d)   None

         (e)   None

         (f)   United States

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    (iii)(a)   Joe D. Whisenhunt, Jr.

         (b)   Harmony Meadows Ranch
               Route 2, Box 150
               Bee Branch, Arkansas 72013

         (c)   Vice President, Whisenhunt Investments, Inc.
               Harmony Meadows Ranch
               Route 2, Box 150
               Bee Branch, Arkansas 72013

         (d)   None

         (e)   None

         (f)   United States

ITEM 3.  SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION

     The acquisition of shares of the Issuer by the Reporting Persons is the result of the consummation of a transaction provided for pursuant to an Acquisition Agreement and Plan of Merger by and among QuadraMed Corporation ("QuadraMed") and IMN Acquisition Corp. ("Acquisition Co.") and IMN Corp. ("IMN") dated September 30, 1998 (the "Agreement"), in which Acquisition Co. was merged with and into IMN with IMN remaining as the surviving corporation and a wholly-owned subsidiary of QuadraMed (the "Merger"). The consideration paid in the Merger was all of the issued and outstanding shares of the Class A Voting Transferable Common Stock, the Class B Voting Non-Transferable Common Stock and Class C Non-Voting Non-Transferable Common Stock of IMN (collectively, the "IMN Stock"), in exchange for shares of the $.01 par value Common Stock of QuadraMed (the "QuadraMed Stock"), on a basis of .3875 share of QuadraMed Stock for each share of IMN Stock.

ITEM 4.  PURPOSE OF TRANSACTION

     The securities of the Issuer were acquired by the Reporting Persons in connection with the Merger, as more fully described above. See Item 3.

ITEM 5.

         (a)      Whisenhunt Investments, Inc.
                  (i)      Sole Voting Power         1,255,190 Shares
                  (ii)     Shared Voting Power       1,255,190 Shares
                  (iii)    Sole Dispositive Power    1,255,190 Shares
                  (iv)     Shared Dispositive Power  1,255,190 Shares

         (b)      Joe D. Whisenhunt, Sr.
                  (i)      Sole Voting Power                        155 Shares
                  (ii)     Shared Voting Power                1,255,345 Shares
                  (iii)    Sole Dispositive Power                   155 Shares
                  (iv)     Shared Dispositive Power           1,255,345 Shares

         (c)      Joe D. Whisenhunt, Jr.
                  (i)      Sole Voting Power                        155 Shares
                  (ii)     Shared Voting Power                1,255,345 Shares
                  (iii)    Sole Dispositive Power                   155 Shares
                  (iv)     Shared Dispositive Power           1,255,345 Shares

     The securities of the Issuer were acquired by the Reporting Persons in connection with the Merger, as more fully described above. See Item 3.

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS, OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

         None

ITEM 7.        MATERIAL TO BE FILED AS EXHIBITS

     Agreement and Plan of Merger by and among QuadraMed Corporation and IMN Acquisition Corp. and IMN Corp. dated September 30, 1998.

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     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:   October 13, 1998                   WHISENHUNT INVESTMENTS, INC.



                                            By: /s/ JOE D. WHISENHUNT, SR.
                                                ----------------------------
                                                Joe D. Whisenhunt, Sr.
                                                President

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


Dated:   October 13, 1998                   /s/ JOE D. WHISENHUNT, SR.
                                            --------------------------
                                            Joe D. Whisenhunt, Sr.

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.



Dated:   October 13, 1998                   /s/ JOE D. WHISENHUNT, JR.
                                            --------------------------
                                            Joe D. Whisenhunt, Jr.

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                                 EXHIBIT INDEX

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EXHIBIT NUMBER       DESCRIPTION
--------------       -----------
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     10.1            Agreement and Plan of Merger by and among QuadraMed
                     Corporation and IMN Acquisition Corp. and IMN Corp. dated
                     September 30, 1998.

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